Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Reports IGC Granted an Additional License for the
Malmyzh Copper-Gold Porphyry Project, Far East Russia

Vancouver, British Columbia, December 10, 2015 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce that IG Copper LLC ("IGC") advises that an additional license has been granted for the Malmyzh copper-gold porphyry project in Far East Russia. The Malmyzh licenses are held by IGC (51%) and Freeport-McMoRan Exploration Corporation (49%) (the "Joint Venture"), with IGC operating and managing the project. The new "Malmzyh Flanks" exploration license expands the Joint Venture's land position covering the Malmyzh district for a total of 226.9 square kilometers, and includes additional areas for potential infrastructure development as well as extensions to known exploration targets. EMX is IGC’s largest shareholder with 42.2% of the issued and outstanding shares. Please see the attached map and www.eurasianminerals.com for more information.

Malmyzh Flanks Discussion and Project Overview. The Malmyzh Flanks exploration license (74.1 sq km) surrounds the previously granted Malmyzh and Malmyzh North exploration and mining licenses (152.8 sq km) on three sides, and provides additional areas for potential development with improved access to the Amur River. In addition, the new license includes a projection of the Freedom "magnetic cluster" to the north-northeast, and possible extensions of the reconnaissance drilled copper-gold mineralization at the North Slope and Destiny prospects. This exploration potential further highlights the project's upside, which includes four inferred resource deposits open for expansion and eight additional prospects with drilled porphyry copper-gold mineralization.

The Malmyzh project's inferred resources include the Valley, Freedom (SE), Central and Flats deposits. The open pit constrained inferred resources at a 0.30% copper equivalent cut-off are 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper equivalent (CuEq% = Cu% + (Au g/t x 0.5)) . All four resource deposits are open at depth (> 350-600 m), and importantly, there are zones of shallow, higher grade copper-gold mineralization at the Valley and Freedom (SE) deposits, and high grade below the resource pit at Central. Furthermore, there is higher grade copper-gold mineralization at the Freedom (NW) prospect not currently included in the Malmyzh inferred resource estimate due to the need for infill drilling. Please see EMX news release dated May 26, 2015 and SEDAR filed report titled "NI 43-101 Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation" with an effective date of May 1, 2015 for more information1.

The Joint Venture is proceeding with acquiring project approvals to continue with the “advanced exploration and mining phase” of development as required for “strategically significant” deposits in the Russian Federation. IGC has informed EMX that the process is moving forward at a steady pace. Government support for IGC and the Joint Venture is underscored by the recent award of a "Certificate of First Discovery" for the Malmyzh project. This important acknowledgement officially recognizes the Joint Venture's sole responsibility for an important grassroots discovery and serves to further underpin support for achieving government approvals. This recognition is complemented by the "Explorer of the Year" award received at the recent MINEX Forum in Moscow. Overall, the Russian government strongly supports mining investment and development in their Far East Krais (administrative regions), as evidenced by IGC's recent agreement with the Far East Development Fund to facilitate high-level investments from across the Russian Federation and Asia (see EMX news release dated November 4, 2015). Taken together, IGC is encouraged by, and appreciative of, these strong measures of support for advancing a project recognized as an exceptional asset with world-class potential.

1Phil Newall, PhD, BSc, CEng, FIMMM, a Qualified Person under NI 43-101 and managing director of Wardell Armstrong International, an independent UK based consulting company, provided the statement of Malmyzh open pit constrained inferred resources effective as of May 1, 2015 under NI 43-101 Standards of Disclosure for Mineral Projects and CIM definition standards. Copper equivalent was calculated as Cu% + (Au g/t x 0.5), and assumed prices of $3.25/lb Cu and $1400/oz Au, with recoveries of 90% for Cu and 70% for Au. See May 26, 2015 EMX news release and SEDAR filed technical report for more information on the CuEq calculation, exploration results, QA/QC procedures, and methodology used to estimate the Malmyzh inferred resources.

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IGC's Shelekhovo Project. IGC has 100% control of the 390 square kilometer Shelekhovo property (also known as Shelekhovskaya). IGC recently completed geologic reconnaissance, a ground magnetic survey, and a soil survey consisting of approximately 1,500 samples. The program focused on an interpreted nested caldera complex adjacent to the regional scale Sikhote Alin structural zone in an area marked by multiple gold anomalies and abundant quartz-alunite alteration identified from Soviet-era work. IGC's geologists confirmed the widespread occurrence of quartz-alunite alteration in a geologic setting characteristic of a high sulfidation epithermal system. Results from the program are expected to be available in early 2016.

IGC also 100% controls the nearby 260 square kilometer Salasinskaya property that is considered to be the northern extension of the Shelekhovo anomaly cluster. Both properties occur approximately 150 kilometers along trend to the northeast of Malmyzh. Together, the Malmyzh, Shelekhovo, and Salasinskaya properties cover approximately 877 square kilometers of exploration ground occurring along a ~200 kilometer belt of prospective Cretaceous-age arc terrane rocks.

Drilling, Sampling, Assaying, and QA/QC. The Malmyzh exploration samples were collected in accordance with CIM Best Practice standards and guidelines. The samples were submitted to Irgiredmet Laboratories in Irkutsk, Russia (GOST ISO/MEK 17025 accredited), or ALS Laboratories in Chita, Russia (GOST ISO/IEC 17025 accredited) for assay and geochemical analysis. Gold was analyzed by fire assay with an AAS finish, and copper analyses were determined with aqua regia digestion and ICP AES techniques. IGC conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks and duplicates.

Mr. Dean D. Turner, CPG, is a Qualified Person under NI 43-101 and consultant to the Company. Mr. Turner has reviewed, verified and approved disclosure of the technical information contained in this news release.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

EMX’s strategic investment in IGC exemplifies the Company’s recognition of an early-stage opportunity with excellent growth potential. IGC has steadily built value at Malmyzh and added quality exploration properties to its portfolio. EMX is IGC’s largest shareholder with 42.2% of the issued and outstanding shares (38.4% on a fully diluted basis) resulting from investments totaling US $7.8 million.

About IGC. IGC, a privately held company, is led by President and CEO Tom Bowens, and includes key personnel with a track record of exploration discovery and project development in the Russian Federation.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine-month period ended September 30, 2015 (the “MD&A”) and most recently filed Annual Information Form for the year ended December 31, 2014 (the “AIF”) and Form 20-F for the year ended December 31, 2014, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF, financial statements and Form 20-F of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources
This news release uses the term “Inferred Resources”. We advise U.S. investors that while this term is defined in, and permitted by, Canadian regulations, this term is not a defined term under SEC Industry Guide 7 and not normally permitted to be used in reports and registration statements filed with the SEC. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves”, as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves. U.S. investors are cautioned not to assume that any part or all of an Inferred Resource exists or is economically mineable.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

MALMYZH INFERRED RESOURCES BY
DEPOSIT AT A 0.30% CUEQ CUT-OFF
Eurasian Minerals
IG COPPER
Grade (CuEq%) x Thickness (m)
> 150
100 - 150
50 - 100
20 - 50
10 - 20
< 10
Resource optimized pit outline
Malmyzh Flanks License
Malmyzh/Malmyzh North Licenses
Deposit outline
Prospect - Freedom NW
Prospect - Recon drilled
5 m overburden contour
>15 m overburden
1,000 Mtonnes @ 0.41% CuEq
(0.34% Cu & 0.15 g/t Au)
Volkov
North
Slope
Destiny
(Northwest)
(Southeast)
FREEDOM
VALLEY
Sharga
North
ABV
Stockwork
334 Mtonnes @ 0.46% CuEq
(0.34% Cu & 0.24 g/t Au)
Amur River
CENTRAL
FLATS
West
Z
Bikha
109 Mtonnes @ 0.38% CuEq
(0.27% Cu & 0.23 g/t Au)
218 Mtonnes @ 0.45% CuEq
(0.39% Cu & 0.12 g/t Au)
RUSSIA
MALMYZH
Salasinskaya
Shelekhovo
CHINA
N
W
E
S
0
5 km
Dec 2015
See EMX news release dated May 26, 2015 and technical report on SEDAR with an effective date of May 1, 2015 and filing date of July 10, 2015 for more information.
CuEq% = Cu% + (0.5*Au g/t)
Drill intercepts are approximately true widths.
Grade x thickness calculated at a 0.3% CuEq cut-off

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com